Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross provides conceptual estimate of Tasiast resource

Toronto, Ontario – September 7, 2010 - Kinross Gold Corporation (TSX: K, NYSE:KGC) today released additional information regarding its proposed friendly combination with Red Back Mining Inc., following Red Back’s disclosure today of an updated mineral resource estimate at its Tasiast deposit in Mauritania.

“Red Back’s updated mineral resource estimate confirms Kinross’ view of Tasiast’s tremendous potential based on our six months of intensive due diligence. So far in 2010, measured and indicated mineral resources at Tasiast have increased by approximately 2.74 million gold ounces, and inferred mineral resources have increased by 0.63 million ounces, a remarkable rate for mineral resource additions,” said President and CEO Tye Burt. “We expect to add significant further new resources following the closing of the transaction, by increasing the number of drill rigs at Tasiast and accelerating the current drilling campaign to delineate the high-grade zone at depth,” he added.

To provide context for Red Back’s latest mineral resource estimate, and additional perspective on the friendly combination of Kinross and Red Back, Kinross today released further information regarding its conceptual estimate of the potential size of the Tasiast deposit.

Kinross’ current preliminary estimate is that the Tasiast deposit contains a minimum total potential mineral resource of 350 million to 425 million tonnes grading 1.5 to 1.8 g/t gold for life of mine.1 Kinross expects to mine higher grade ore earlier in the mine life. Kinross plans to accelerate drilling at Tasiast with the expectation of providing an upgraded NI 43-101 compliant mineral resource estimate by February 2011.  Planned exploration activities will focus on expected delineation of additional mineral resources laterally and at depth in the Greenschist Zone, a new style of gold mineralization discovered at Tasiast in July 2009. Kinross has based this current estimate on the extensive geological and technical due diligence undertaken by its internal and external experts over the six months preceding announcement of the transaction.

The Greenschist Zone is characterized by consistently thick intervals averaging approximately 60 to 100 metres wide, grading 1.5 to 3.0 g/t Au (true widths exceed 90% of drill hole intercepts).  Current drilling has delineated the zone for over a kilometre of strike and to approximately 430 metres true depth. Geologic modeling by Kinross’ technical experts indicates that the zone plunges gently south consistent with mineralization in other ore bodies mined along the eight kilometre Tasiast deposit. Based on strong continuity of Greenschist geology both locally and in the district, Kinross believes that gold mineralization will continue laterally and at depth in the same direction. The Tasiast deposit is located in the apex of a shallow plunging anticline in the hanging-wall of an adjacent major fault. The geologic architecture is analogous to trap sites for major gold deposits in similar greenstone belt settings such as those observed at Kalgoorlie in the Yilgarn Craton of Australia and at Timmins in the Superior Craton of Canada.

“It should be remembered that these preliminary conceptual estimates are based on data gathered from exploring only 8 kilometres of Tasiast’s 70 kilometre greenstone belt, which underlines the exceptional upside potential that we see beyond the range provided here,” said Rob Henderson, Kinross’ Senior Vice President, Technical Services.

1 Under National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), these potential tonnage and grade estimates are conceptual in nature, as there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the targeted deposit being delineated as a mineral resource.

 www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

In addition, Kinross expects growth in the mineral reserve and mineral resource estimates at Red Back’s Chirano mine in Ghana. Chirano’s publicly disclosed mineral reserves are approximately 3.19 million ounces, representing approximately 41.3 million tonnes at an average approximate grade of 2.40 g/t (see www.redbackmining.com/s/ResourcesReserves.asp).

Kinross expects to realize significant development synergies in the combination by fast-tracking engineering and design, project development, procurement, permitting, and tendering for an EPCM contractor at the Tasiast project. The company expects to complete a scoping study by December 2010, and a feasibility study by mid-2011. The development plan for Tasiast currently envisions construction of a new mill with increased capacity from the current level of 10,000 tonnes per day to approximately 60,000 tonnes per day, and purchase of a new, larger mining fleet, tailored to the scale of the expanded operation.

Kinross plans to deploy its extensive technical and project development resources, and financial depth, to achieve the full potential at Tasiast. “With the expansion in production, better margins, and higher cash flow per share that Kinross expects as a result of this combination with Red Back, we would also expect a re-rating by the market, and a positive impact on our share price,” said Mr. Burt.

Kinross will hold a special meeting of shareholders on September 15, 2010 at 10 a.m. ET regarding the proposed combination with Red Back. Proxies to be used or acted upon at the meeting must be deposited with Kinross’ transfer agent, Computershare Investor Services Inc., by 10 a.m. ET on September 13, 2010.

For any questions regarding the voting process, shareholders are advised to contact Kinross' proxy solicitation agent, Kingsdale Shareholder Services Inc., at 1-866-581-1479 (in North America) or at 416-867-2272 (outside of North America), or by e-mail at contactus@kingsdaleshareholder.com.

For more information on the proposed combination please visit www.KinrossIR.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward‐looking information” or “forward‐looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on reviewed expectations, estimates and projections as of the date of this new release. Forward‐looking statements include, without limitation, possible events; opportunities; statements with respect to possible events, opportunities, potential, time lines or upside; the future price of gold; currency fluctuations; the estimation of mineral reserves and mineral resources, other estimates, and the realization of such estimates; future production and growth; expected capital expenditures, development and mining activities; or financial or stock price performance. The words “plan”, “opportunity”, “objective”, “envision”, “does not expect”, “expect”, “budget”, “scheduled”, “estimates”, “indicates”, “forecasts”, “model”, “pro-forma”, “view”, “targets”, “interpretations”, “intends”, “anticipates”, “does not anticipate”, “seeking” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “can”, “could”, “would”, “should”, “might”, “will be taken”, “become”, “create”, “occur”, or “be achieved”, and similar expressions identify forward‐looking statements. Forward‐looking statements are necessarily based upon a number of estimates, interpretations and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth above, and the “Statements Regarding Forward-Looking Information” section of our Management Information Circular dated August 16, 2010 mailed to Kinross shareholders (as amended and supplemented, the “Circular”) in connection with the proposed business combination transaction with Red Back in accordance with the terms and conditions of the arrangement agreement (the “Arrangement”), as well as: (1) that Kinross will complete the the Arrangement and the accuracy of management’s assessment of the effects thereof; (2) the accuracy of Kinross’ and Red Back’s mineral reserve and mineral resource estimates; (3) the accuracy of management’s assessments of the growth of gold resources and gold production in West Africa; and (4) the viability of the Tasiast and Chirano mines, and the development and expansion of Tasiast and Chirano mines on a basis consistent with Kinross and Red Back’s current expectations. Statements representing management’s financial, stock market and other outlook have been prepared solely for purposes of expressing their current views regarding the Company’s such outlook and may not be appropriate for any other purpose. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward‐looking statement made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward‐looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the “Statements Regarding Forward-Looking Information” and “Risk Factors” sections of the Circular, and the “Cautionary Statement on Forward‐Looking Information” in our news release regarding the Arrangement dated August 2, 2010, to which readers are referred and which are incorporated by reference in this news release, and all of which qualify any and all forward‐looking statements made in this news release. These factors are not intended to represent a complete list of the factors that could affect Kinross or the Arrangement or the resulting combined company. Kinross disclaims any intention or obligation to update or revise any forward‐looking statements or to explain any material difference between subsequent actual events and such forward‐looking statements, except to the extent required by applicable law.

Other information
Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as applicable. Where we say Red Back in this news release, we mean Red Back Mining Inc. and/or one or more of its subsidiaries, as applicable. The technical information provided by Kinross in this news release has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

This news release does not constitute an offer of any securities for sale.

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